(Reference Translation)

May 8, 2013

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            Securities exchanges throughout Japan)

Name and Title of Contact Person:

            Tetsuya Otake, Managing Officer

            (Telephone Number: 0565-28-2121)

Notice Concerning the Partial Amendment of the Articles of Incorporation

We hereby give notification that, at the meeting of the Board of Directors of Toyota Motor Corporation (“TMC”) held on May 8, 2013, TMC has decided to propose a partial amendment of its Articles of Incorporation at its 109th Ordinary General Shareholders’ Meeting scheduled to be held on June 14, 2013, as described below.

1. Reason for Amendment

Upon inviting Outside Directors to participate in management, TMC will establish a new provision enabling the conclusion of liability limitation agreements with Outside Directors. Corresponding liability limitation provisions for Outside Audit & Supervisory Board Members will also be changed in order to unify the wording and expressions, and the articles will be renumbered accordingly from the first point of revision downward.

2. Detail of Amendment

The details of amendments are as follows.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

(New)	Article 23. (Liability Limitation Agreement with Outside Directors)

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Corporation may enter into an agreement with outside Directors, limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.

CHAPTER V. AUDIT & SUPERVISORY BOARD AND AUDIT & SUPERVISORY BOARD MEMBERS	CHAPTER V. AUDIT & SUPERVISORY BOARD AND AUDIT & SUPERVISORY BOARD MEMBERS

Articles 23 - 28 (Omitted)	Articles 24 - 29 (The same as the current provisions)

Article 29. (Liability Limitation Agreement with Outside Audit & Supervisory Board Members)	Article 30. (Liability Limitation Agreement with Outside Audit & Supervisory Board Members)

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Corporation may enter into an agreement with Outside Audit & Supervisory Board Members, limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act.

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Corporation may enter into an agreement with Outside Audit & Supervisory Board Members, limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.

Articles 30 - 33 (Omitted)	Articles 31 - 34 (The same as the current provisions)

3. Schedule for Amendment

The amendment of the Articles of Incorporation will be proposed at the 109th Ordinary General Shareholders’ Meeting of TMC scheduled to be held on June 14, 2013.